

May 16, 2014

Via E-mail
Anthony J. Gumbiner
Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlings, Suite 1500
Dallas, Texas 75219

      **Re: The Hallwood Group Incorporated
           Proxy Statement on Schedule 14A
           File No. 001-08303
           Filed November 14, 2013
           Transaction Statement on Schedule 13E-3
           File No. 005-36207
           Filed November 15, 2013**

Dear Mr. Gumbiner:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Mara L. Ransom

               Mara L. Ransom
               Assistant Director